As filed with the Securities and Exchange Commission on October 15, 2018.

Registration Statement No. 333-227474

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 2

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PHASEBIO PHARMACEUTICALS, INC.

(Exact name of registrant as specified in its charter)

Delaware	2834	03-0375697
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1 Great Valley Parkway, Suite 30

Malvern, Pennsylvania 19355

(610) 981-6500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jonathan P. Mow

Chief Executive Officer

PhaseBio Pharmaceuticals, Inc.

Regus Del Mar

12707 High Bluff Drive

Suite 200

San Diego, CA 92130

(610) 981-6500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Christian E. Plaza Darren K. DeStefano Madison A. Jones Cooley LLP 11951 Freedom Drive Reston, Virginia 20190 (703) 456-8000	Edwin M. O’Connor Seo Salimi Goodwin Procter LLP 620 Eighth Avenue New York, New York 10018 (212) 813-8800

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated Filer ☒	Smaller Reporting Company ☐
Emerging Growth Company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note

PhaseBio Pharmaceuticals, Inc. has prepared this Amendment No. 2 (this “Amendment No. 2”) to its registration statement on Form S-1, as amended, as most recently filed with the Securities and Exchange Commission on October 5, 2018 (the “Registration Statement”), solely for the purpose of refiling Exhibit 3.2 and making corresponding updates to Item 16 and the Exhibit Index of the Registration Statement. This Amendment No. 2 does not modify any provision of the prospectus that forms Part I of the Registration Statement and, accordingly, such prospectus has not been included herein.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All amounts shown are estimates except for the Securities and Exchange Commission, or SEC, registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the exchange listing fee.

Amount to be Paid
SEC registration fee	$10,738.13
FINRA filing fee	13,437.50
Nasdaq Global Market initial listing fee	125,000.00
Printing and engraving expenses	325,000.00
Legal fees and expenses	1,200,000.00
Accounting fees and expenses	800,000.00
Transfer agent and registrar fees	5,000.00
Miscellaneous fees and expenses	70,824.37

Total	$2,550,000.00

Item 14. Indemnification of Directors and Officers.

We are incorporated under the laws of the State of Delaware. Section 102 of the Delaware General Corporation Law permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

As permitted by the Delaware General Corporation Law, our amended and restated bylaws will provide that: (1) we are required to indemnify our directors and executive officers to the fullest extent permitted by the Delaware General Corporation Law; (2) we may, in our discretion, indemnify our other officers, employees and agents as set forth in the Delaware General Corporation Law; (3) we are required, upon satisfaction of certain conditions, to advance all expenses incurred by our directors and executive officers in connection with certain legal proceedings; (4) the rights conferred in the bylaws are not exclusive; (5) we are authorized to enter into indemnification agreements with our directors, officers, employees and agents and (6) we may secure insurance on behalf of any director, officer, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law.

Our policy is to enter into agreements with our directors and executive officers that require us to indemnify them against expenses, judgments, fines, settlements and other amounts that any such person becomes legally obligated to pay (including with respect to a derivative action) in connection with any proceeding, whether actual or threatened, to which such person may be made a party by reason of the fact that such person is or was a director or officer of us or any of our affiliates, provided such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, our best interests. These indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder. At present, no litigation or proceeding is pending that involves any of our directors or officers regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

We maintain a directors’ and officers’ liability insurance policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses us for those losses for which we have lawfully indemnified the directors and officers. The policy contains various exclusions.

In addition, the underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, or otherwise. Our investor rights agreement with certain stockholders filed as Exhibit 4.2 to this registration statement also provides for cross-indemnification in connection with the registration of our common stock on behalf of such investors.

See the undertakings set forth in response to Item 17 herein.

Item 15. Recent Sales of Unregistered Securities.

The following list sets forth information regarding all unregistered securities issued by us since January 1, 2015 through the date of the prospectus that is a part of this registration statement.

Issuances of Capital Stock

1.

In February 2015, we issued an aggregate of 2,174,280 shares of Series C-1 redeemable convertible preferred stock to nine investors at a purchase price of $9.659 per share for aggregate consideration of $21.0 million.

2.

In February 2015, we issued an aggregate of 1,183,494 shares of Series B redeemable convertible preferred stock to 15 investors upon the conversion of an aggregate principal amount of $10.1 million of convertible promissory notes held by such investors.

3.

In February 2015, we issued an aggregate of 18,078 shares of Series B redeemable convertible preferred stock to two investors as consideration for certain business development services performed by our chairman.

4.

In February 2015, we issued 25,884 shares of Series B redeemable convertible preferred stock to two investors as a success fee in connection with the issuance and sale of the Series C-1 redeemable convertible preferred stock in February 2015.

5.

In January 2017, we sold convertible promissory notes in the aggregate principal amount of $6,615,000 and issued warrants to 10 investors to purchase an aggregate of 136,979 shares of Series C-1 redeemable convertible preferred stock at $0.12 per share.

6.

In October 2017, in connection with a loan and security agreement, we issued warrants to Silicon Valley Bank to purchase 49,713 shares of Series C-1 redeemable convertible preferred stock at $9.659 per share.

7.

In October 2017, we sold convertible promissory notes in the aggregate principal amount of up to $8,085,000 and issued warrants to 10 investors to purchase an aggregate of 167,418 shares of Series C-1 redeemable convertible preferred stock at $0.12 per share.

8.

In August 2018, we issued 1,842,959 shares of Series D redeemable convertible preferred stock to 19 investors for a purchase price of $9.659 per share, for net proceeds of $17.7 million and issued warrants to purchase 368,582 shares of Series C-1 redeemable convertible preferred stock. We concurrently issued 2,080,209 shares of Series D redeemable convertible preferred stock to 10 investors upon the conversion of outstanding convertible promissory notes, and accrued interest thereon, in the aggregate principal amount of up to $14.7 million. In August and September 2018, we issued 144,951 shares of Series C-1 redeemable convertible preferred stock to seven investors upon the exercise of warrants, for aggregate consideration of $16,036.61.

The offers, sales and issuances of the securities described in the preceding paragraph were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act or Rule 506 of Regulation D promulgated thereunder as a transaction by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was either an accredited investor within the meaning of Rule 501 of Regulation D under the Securities Act or had adequate access, through employment, business or other relationships, to information about us.

Issuances of Equity Awards

From January 1, 2015 through the date of this registration statement, we have granted options under our 2002 Plan to purchase an aggregate of 971,018 shares of our common stock to our officers, employees and consultants, having exercise prices ranging from $1.44 to $4.65 per share. Of these, options to purchase an aggregate of 34,935 shares have been cancelled without being exercised and 17,301 shares were issued upon the exercise of stock options, at a weighted-average exercise price of $2.88 per share, for aggregate proceeds of approximately $50,506.

The offers, sales and issuances of the securities described in the preceding paragraph were deemed to be exempt from registration either under Rule 701 promulgated under the Securities Act, in that the transactions were under compensatory benefit plans and contracts relating to compensation, or under Section 4(a)(2) of the Securities Act in that the transactions were between an issuer and members of its senior executive management and did not involve any public offering within the meaning of Section 4(a)(2). The recipients of such securities were our employees, directors or consultants and received the securities under our equity incentive plans. Appropriate legends were affixed to the securities issued in these transactions.

The information in this Item 15 gives effect to an 11.0643-for-1 reverse stock split of our common and redeemable convertible preferred stock effected on October 4, 2018.

Item 16. Exhibits and Financial Statement Schedules.

(a)  Exhibits

The exhibits to this registration statement are listed in the Exhibit Index attached hereto and incorporated by reference herein.

(b)  Financial Statement Schedules

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or related notes, which are incorporated herein by reference.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification by the registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement.
3.1*	Seventh Amended and Restated Certificate of Incorporation of the Registrant, as amended and as currently in effect.
3.2	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be effective upon closing of this offering.
3.3*	Bylaws of the Registrant, as amended and as currently in effect.
3.4*	Form of Amended and Restated Bylaws of the Registrant to be effective upon closing of this offering.
4.1*	Form of Warrant to Purchase Shares of Series B Redeemable Convertible Preferred Stock, issued by the Registrant on December 22, 2009.
4.2*	Warrant to Purchase Shares of Series C-1 Redeemable Convertible Preferred Stock, issued by the Registrant to Silicon Valley Bank on October 18, 2017.
4.3*	Fourth Amended and Restated Investor Rights Agreement by and among the Registrant and certain of its stockholders, dated August 27, 2018.
5.1*	Opinion of Cooley LLP.
10.1+*	Amended and Restated 2002 Stock Plan and Form of Option Agreement and Exercise Notice thereunder, as amended to date.
10.2+*	2018 Equity Incentive Plan and Forms of Stock Option Grant Notice and Agreement and Restricted Stock Unit Grant Notice and Agreement thereunder.
10.3+*	2018 Employee Stock Purchase Plan.
10.4+*	Non-Employee Director Compensation Policy to be effective in connection with this offering.
10.5+*	Form of Indemnification Agreement by and between the Registrant and each of its directors and executive officers.
10.6+*	Change of Control Severance Benefit Plan and Form of Participation Agreement thereunder.
10.6.1*	Severance Benefit Plan and Form of Participation Agreement thereunder to be effective upon the closing of this offering.
10.7+*	Offer Letter, dated as of November 19, 2012, by and between the Registrant and Jonathan P. Mow, as amended to date.
10.8+*	Offer Letter, dated as of March 13, 2016, by and between the Registrant and John Sharp.
10.9+*	Offer Letter, dated as of March 30, 2016, by and between the Registrant and John Lee, M.D., Ph.D.
10.10#*	License Agreement, dated as of October 18, 2006 and as amended to date, by and between Phase Bioscience, Inc. (predecessor in interest to the Registrant) and Duke University.
10.11#*	License Agreement, dated as of November 21, 2017, by and between the Registrant and Medimmune Limited.
10.12*	Loan and Security Agreement, dated as of October 18, 2017 and as amended to date, by and between the Registrant and Silicon Valley Bank.
10.13*	Lease Agreement, dated as of January 15, 2010 and as amended to date, by and between the Registrant and Liberty Property Limited Partnership.
23.1*	Consent of KPMG LLP, independent registered public accounting firm.
23.2*	Consent of Cooley LLP (included in Exhibit 5.1).
24.1*	Power of Attorney.

*	Previously filed.

+	Indicates management contract or compensatory plan.

#	Confidential treatment has been requested as to certain portions, which portions have been omitted and filed separately with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Malvern, Pennsylvania, on the 15th day of October, 2018.

PHASEBIO PHARMACEUTICALS, INC.

By:	/s/ Jonathan P. Mow
Jonathan P. Mow
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Jonathan P. Mow Jonathan P. Mow	Chief Executive Officer and Director (Principal Executive Officer)	October 15, 2018

/s/ John Sharp John Sharp	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	October 15, 2018

* Clay B. Thorp	Chairman of the Board of Directors	October 15, 2018

* Nancy J. Hutson, Ph.D.	Director	October 15, 2018

* Peter Justin Klein, M.D., J.D.	Director	October 15, 2018

* Caroline Loewy	Director	October 15, 2018

* Bibhash Mukhopadhyay, Ph.D.	Director	October 15, 2018

* Tyrell Rivers, Ph.D.	Director	October 15, 2018

* Linda Tufts	Director	October 15, 2018

*By:	/s/ Jonathan P. Mow
Jonathan P. Mow
Attorney-in-fact